The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 JAN -3 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN RECEIPT REQUESTED

December 26, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

07020068

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Notice of making STB Leasing Co. Ltd. the wholly-owned subsidiary by the Stock-for-Stock Exchange

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 1/4

12/26/06 12:09PM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

12/26/06 12:09PM

RECEIVED
2007 JAN -3 P 12:-0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 26, 2006

The Sumitomo Trust & Banking Co., Ltd.
STB Leasing Company Limited

Notice of making STB Leasing Co., Ltd. the wholly-owned subsidiary by the Stock-for-Stock Exchange

The Sumitomo Trust & Banking Co., Ltd. (hereinafter "Sumitomo Trust") and STB Leasing Co., Ltd. (hereinafter "STBL") resolved at the meetings of their Board of Directors today to conduct a stock-for-stock exchange between Sumitomo Trust and STBL (hereinafter "the stock-for-stock exchange") to accomplish to make STBL the wholly-owned subsidiary of Sumitomo Trust, as follows.

1. Purpose of making STBL the wholly-owned subsidiary by the Stock-for-Stock Exchange

Sumitomo Trust conducted a tender offer of common stock of STBL (hereinafter "the Tender Offer"), which was commenced on October 24, 2006 and completed on November 27, 2006 with the aim of making STBL its wholly-owned subsidiary. Sumitomo Trust currently holds 20,816,282 shares, representing 96.44% ownership of the total number of shares issued (21,584,300 shares).

In the leasing industry, a further increase in competition and lower profitability are expected partly because of expected revision of the accounting rule regarding leasing transactions. Therefore, expansion, diversification and integration of their businesses are urgent issues for leasing companies of the Sumitomo Trust group. In responding to such changes in the business environment, Sumitomo Trust makes STBL the wholly-owned subsidiary by the stock-for-stock exchange, and plans to clearly position STBL as one of its core subsidiaries and will aim to strengthen its competitiveness by effectively utilizing the management resources of the Sumitomo Trust group.

Sumitomo Trust will pursue intergroup reorganization of STBL and Sumishin Matsushita Financial Services Co., Ltd. (hereinafter "SMFC") in 2008 after discussion with Matsushita Electric Industrial Co., Ltd. , a joint partnership shareholder of SMFC. Sumitomo Trust plans to conduct integrated finance businesses providing a wide variety of financial services such as leasing and credit card business to its diversified customer base, such as large corporations, small and medium corporations, private company owners and retail customers. Thus, Sumitomo Trust will aim to strengthen its non-bank businesses and achieve sustainable growth in its consolidated earnings.

2. Outline of the Stock-for-Stock Exchange

(1) Schedule

December 26, 2006	Resolution on conducting a stock-for-stock-exchange at the meetings of Board of Directors (Sumitomo Trust and STBL)/Execution of the stock-for-stock exchange agreement
February 23, 2007	Delisting of the stocks of STBL
March 1, 2007	Due date for submitting share certificates of STBL /Effective date of the stock-for-stock exchange
April 20, 2007 (planned)	Share distribution

Note 1. Pursuant to the provisions of Article 796-3 of the Corporate Law of Japan, Sumitomo Trust will

exchange shares in the way of the simple stock-for-stock exchange without the approval of its shareholders' meeting.

Note 2. Pursuant to the provisions of Article 784-1 of the Corporate Law of Japan, STBL will exchange shares in the way of the summary stock-for-stock exchange without the approval of its shareholders' meeting.

(2) Ratio of the Stock-for-Stock Exchange

	Sumitomo Trust (Parent company)	STBL (Wholly-owned subsidiary company)
Ratio of the stock-for-stock exchange	1	1.67

Note 1. Share allotment ratio

1.67 shares of Sumitomo Trust will be issued and allotted in exchange for 1 share of STBL. They will not be allotted to those STBL shares owned by Sumitomo Trust.

Note 2. Number of newly issued shares of Sumitomo Trust in the stock-for-stock exchange

Common stock 1,282,590 shares

(3) Basis of Calculation of the Stock-for-Stock Exchange Ratio

A) Basis of Calculation and Background

In evaluating the stock-for-stock exchange rate, Sumitomo Trust and STBL appointed Daiwa Securities SMBC Co., Ltd. (hereinafter "Daiwa SMBC") and Abeam M&A Consulting Ltd. (hereinafter "Abeam M&A Consulting") as calculation agents, respectively. After examining these agent's calculation methods and results, and considerable discussion between Sumitomo Trust and STBL, they reached an agreement on the stock-for-stock exchange ratio.

Daiwa SMBC calculated the stock-for-stock exchange ratio by analyzing Sumitomo Trust by the market price approach and STBL by the market price approach, peer comparison approach, and discounted cash flow approach. Abeam M&A calculated the stock-for-stock exchange ratio by analyzing Sumitomo Trust by the market price approach and STBL by the discounted cash flow approach, peer comparison approach, and market price approach, referring the Tender Offer price (2,050 yen per share).

Further, if any assumption of this calculation significantly changes, the parties hereto may change the above exchange ratio by mutual discussion.

B) Relation with the Calculation Agents

Daiwa SMBC is not the related party for Sumitomo Trust. Abeam M&A Consulting is not the related party for STBL.

(4) Handling of the Equity Warrant and the Convertible Bond of the Wholly-Owned Subsidiary

STBL does not have any outstanding equity warrant or convertible bond.

3. Outline of Companies as of September 30, 2006

(1) Company name	The Sumitomo Trust & Banking Co., Ltd. (Parent company)		STB Leasing Company Limited (Wholly-owned subsidiary company)	
(2) Main area of business	Trusting business, banking business		Total leasing businesses (leasing, installment sales, business loans and related businesses)	
(3) Establishment date	July 28, 1925		July 1, 1985	
(4) Location	4-5-33, Kitahama, Chuo-ku, Osaka		2-3-4 Nihonbashi, Chuo-ku, Tokyo	
(5) Representative	Yutaka Morita, President and CEO		Jiro Araki, President and CEO	
(6) Capital	287,283 million yen		5,064 million yen	
(7) Number of total issued shares	1,673,460,956 shares		21,584,300 shares	
(8) Net assets	1,117, 762 million yen		38,111 million yen	
(9) Total assets	20,689,248 million yen		500,341 million yen	
(10) End of fiscal year	March 31		March 31	
(11) Number of employees	5,413		208	
(12) Principal shareholders (Note1,2)	Japan Trustee Services Bank, Ltd.	7.16%	Sumishin Card Company, Limited	11.17%
	The Master Trust Bank of Japan, Ltd.	6.29%	Sumishin Realty Company, Limited	9.73%
	State Street Bank & Trust Co. 505103	1.96%	Sumisho Lease Co., Ltd.	9.27%
	State Street Bank & Trust Co.	1.76%	Aiful Corporation	8.09%
	Kubota Corporation	1.31%	Promise Co., Ltd.	8.09%
	Morgan Stanley and Company, Inc.	1.29%	Sumishin Information Service Company Limited	4.68%
	Mitsubishi UFJ Trust and Banking Corporation	1.20%	Japan Trustee Services Bank, Ltd.	4.58%
	Mellon Bank NA as Agent	1.06%	Sumitomo Trust & Banking Co., Ltd.	4.49%
	Trust & Custody Services Bank, Ltd.	1.05%	NEC Corporation	4.04%
	The Bank of New York	1.01%	Shinsen Corporation	3.39%

(13) Relationship between two parties hereto (Note1,2)	Equity	Sumitomo Trust owns 970,000 shares (4.49% ownership rate) of STBL.
	Human resources	An employee of Sumitomo Trust is concurrently serving as a statutory auditor of STBL. The president of STBL is a former director and senior executive officer of Sumitomo Trust.
	Business	Sumitomo Trust makes loans of business funds to STBL.
	Relationship as of today	Sumitomo Trust made STBL its wholly-owned subsidiary by the stock-for-stock exchange (commenced on October 24, 2006 and completed on November 27, 2006).

Note 1. As the result of the Tender Offer, the proportion of ownership of STBL shares issued by Sumitomo Trust is 96.44% (December 26, 2006).

Note 2. Large shareholders* of STBL (as of September 30, 2006) have submitted amendment regarding the report on large shareholdings after the Tender Offer. It is reported that the proportion of their ownership has became 0%.

* Sumishin Card Company, Limited, Sumishin Realty, Company Limited, Sumisho Lease Co., Ltd., Aiful Corporation, and Promise Co., Ltd.

(14) Results for the three most recent years

<Consolidated> (In millions of yen)

	The Sumitomo Trust & Banking Co., Ltd. (Parent company)			STB Leasing Company Limited (Wholly-owned subsidiary company)		
Fiscal year ended on	2004/3/31	2005/3/31	2006/3/31	2004/3/31	2005/3/31	2006/3/31
Operating income (Sumitomo Trust)/ Sales revenue (STBL)	498,256	500,949	789,875	132,628	149,875	163,696
Net business income	-	-	-	5,152	5,980	6,590
Net operating income (Sumitomo Trust)/ Ordinary profit (STBL)	135,690	134,161	171,949	5,383	6,278	6,938
Net income	79,629	96,865	100,069	3,286	4,934	4,431
Net income per share (yen)	53.98	59.86	59.91	192.06	246.94	204.35
Net assets per share (yen)	481.03	545.98	668.38	1,251.45	1,498.74	1,858.53

<Non-consolidated> (In millions of yen)

	The Sumitomo Trust & Banking Co., Ltd. (Parent company)			STB Leasing Company Limited (Wholly-owned subsidiary company)		
Fiscal year ended on	2004/3/31	2005/3/31	2006/3/31	2004/3/31	2005/3/31	2006/3/31
Operating income (Sumitomo Trust)/ Sales revenue (STBL)	478,733	478,474	558,127	127,719	127,295	125,124
Net business income	-	-	-	3,619	4,597	4,340
Net operating income (Sumitomo Trust)/ Ordinary profit (STBL)	122,110	120,587	148,293	3,600	4,798	4,727
Net income	73,928	84,700	88,497	2,204	3,969	2,977
Net income per share (yen)	50.09	52.34	52.98	128.62	198.46	136.98
Dividend per share (yen) (Note 1)	6.00 6.08	12.00	12.00	15.00	20.00	24.00
Net assets per share (yen)	485.27	541.95	655.26	1,096.05	1,315.15	1,607.32

Note 1. The upper row shows dividend per share for common share and the lower row shows for preferred share.

4. Circumstances after the Stock-for-Stock Exchange

In the outline of the parties hereto, the stock-for-stock exchange will cause no change in company name, main area of business, location, representative, capital, and fiscal year.

Outline of Accounting Treatment

A) Accounting Treatment of the Stock-for-Stock Exchange
The stock-for-stock exchange will be treated as a purchase from minority shareholders.

B) Impact on Profit and Loss
Immaterial impact will be incurred.

5. Impact on the Earnings Forecast of Sumitomo Trust

No impact on the previously announced earnings forecast of FY2006 will be incurred from the stock-for-stock exchange.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654